Filed by Banco Santander, S.A.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company:

Banco Santander México, S.A., Institución de Banca Múltiple,

Grupo Financiero Santander México

Registration Statement File No. 333-231581

Santander announces commencement of exchange offers to acquire 25% of its Mexican subsidiary

Madrid, August 8, 2019 - PRESS RELEASE

Banco Santander, S.A. (“Santander Spain”) today announced the commencement of its exchange offers to acquire all the issued and outstanding Series B shares (which we refer to as “Santander Mexico shares”) of Banco Santander México, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander Mexico”) and American Depositary Shares (each of which represents five Series B Santander Mexico shares and which we refer to as “Santander Mexico ADSs,” and together with the Santander Mexico shares, the “Santander Mexico Securities”), in each case other than any Santander Mexico Securities owned directly or indirectly by Santander Spain, in exchange for 0.337 of a Santander Spain ordinary share for each Santander Mexico share and 1.685 Santander Spain American Depositary Shares (each of which represents one Santander Spain ordinary share and which we refer to as a “Santander Spain ADS”) for each Santander Mexico ADS.

The exchange offers comprise a U.S. exchange offer (the “U.S. exchange offer”) and a concurrent Mexican exchange offer (the “Mexican exchange offer” and together with the U.S. exchange offer, the “exchange offers”). The U.S. exchange offer is being made pursuant to an offer to exchange/prospectus (the “offer to exchange/prospectus”) filed with the United States Securities and Exchange Commission (the “SEC”) on August 8, 2019, and is open to all U.S. holders of Santander Mexico shares and all holders of Santander Mexico ADSs, wherever located. The Mexican exchange offer is being made pursuant to a Mexican information statement and placement prospectus (“Mexican Prospectus”) and is open to holders of Santander Mexico shares.

The exchange offers are subject to customary regulatory and other conditions set forth in the offer to exchange/prospectus and the Mexican Prospectus.

THE EXCHANGE OFFERS AND WITHDRAWAL RIGHTS FOR TENDERS OF SANTANDER MEXICO ADSs AND SANTANDER MEXICO SHARES WILL EXPIRE AT 1:00 P.M. EASTERN TIME (12:00 P.M. MEXICO CITY TIME) (THE “EXPIRATION TIME”) ON SEPTEMBER 6, 2019 (AS SUCH DATE MAY BE EXTENDED, THE “EXPIRATION DATE”), UNLESS THE EXCHANGE OFFERS ARE EXTENDED.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

IMPORTANT INFORMATION FOR INVESTORS ABOUT THE PROPOSED TRANSACTION

In relation to the public offer of acquisition and reciprocal subscription to be carried out in Mexico by Santander Spain, with respect to the shares of its Mexican subsidiary, Santander Mexico, Santander Spain has received authorization from the Comisión Nacional Bancaria y de Valores in Mexico on August 7th, 2019. In connection with the above, and in order to have more information in connection therewith, prospective participants should refer to the preliminary documentation that has been submitted to the CNBV and to the Mexican Stock Exchange as of this date, as well as, in due course, the definitive documentation related to the Mexican exchange offer. The documentation that has been made public in Mexico in connection with the Mexican exchange offer, according to this paragraph, is available at the following websites: www.bmx.com.mx and www.gob.mx/cnbv.

In connection with the exchange offer in the United States, Santander Spain has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 and an offer to exchange/prospectus. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, OFFER TO EXCHANGE/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC REGARDING THE EXCHANGE OFFER WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC will be available free of charge at the SEC’s website at www.sec.gov.

No offer

This announcement is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy securities or a solicitation of any vote or approval. The solicitation of the offer to exchange Santander Mexico ADSs or shares in the United States will only be made by means of the offer to exchange/prospectus and the related U.S. offer acceptance materials filed with the SEC and mailed to holders of Santander Mexico securities eligible to participate in the U.S. exchange offer.

The information contained in this document is subject to, and must be read in conjunction with, all other publicly available information, including, where relevant any fuller disclosure document published by Santander Spain. Any person at any time acquiring securities must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in such public information having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in this document. No investment activity should be undertaken on the basis of the information contained in this document. In making this document available Santander Spain gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander Spain or in any other securities or investments whatsoever.

Neither this document nor the information contained therein shall constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This document is not an offer of securities for sale into the United States, Mexico, Spain, the United Kingdom, Poland or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Mexico, Spain, the United Kingdom or Poland except pursuant to applicable law.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander

Forward-Looking Statements

This document contains forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business and financial performance of Santander Spain resulting from and following the implementation of the transaction described herein. While these forward-looking statements represent our judgment and future expectations concerning the development of our business, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from our expectations. The following important factors, in addition to those discussed elsewhere in this document and in our annual report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission, could affect our future results and could cause outcomes to differ materially from those anticipated in any forward-looking statement: (1) general economic or industry conditions in areas in which we have significant business activities or investments, including a worsening of the economic environment, increasing in the volatility of the capital markets, inflation or deflation, and changes in demographics, consumer spending, investment or saving habits; (2) exposure to various types of market risks, principally including interest rate risk, foreign exchange rate risk, equity price risk and risks associated with the replacement of benchmark indices; (3) potential losses associated with prepayment of our loan and investment portfolio, declines in the value of collateral securing our loan portfolio, and counterparty risk; (4) political stability in Spain, the UK, other European countries, Latin America and the US (5) changes in laws, regulations or taxes, including changes in regulatory capital and liquidity requirements, including as a result of the UK exiting the European Union and increased regulation in light of the global financial crisis; (6) our ability to integrate successfully our acquisitions and the challenges inherent in diverting management’s focus and resources from other strategic opportunities and from operational matters while we integrate these acquisitions; and (7) changes in our ability to access liquidity and funding on acceptable terms, including as a result of changes in our credit spreads or a downgrade in our credit ratings or those of our more significant subsidiaries. Numerous factors could affect the future results of Santander Spain and could result in those results deviating materially from those anticipated in the forward-looking statements. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements.

Forward-looking statements speak only as of the date of this document and are based on the knowledge, information available and views taken on such date; such knowledge, information and views may change at any time. Santander Spain does not undertake any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Contact

Questions about the exchange offers may be directed to Morrow Sodali, the information agent for the exchange offers, at 509 Madison Avenue, Suite 1206, New York, NY 10022, email at santander@morrowsodali.com or santandermexico@morrowsodali.com or by phone (800) 662-5200 or +52 (800) 269-4523.

Corporate Communications

Ciudad Grupo Santander, edificio Arrecife, planta 2

28660 Boadilla del Monte (Madrid). Tel. +34 91 2895211

comunicacion@gruposantander.com

www.santander.com - Twitter: @bancosantander